EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Gildan Activewear Inc.

We consent to the use of:

•our report dated February 18, 2025 on the consolidated financial statements of Gildan Activewear Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 29, 2024 and December 31, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended December 29, 2024 and December 31, 2023, and the related notes (collectively the “consolidated financial statements”), and

•our report dated February 18, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 29, 2024

Each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 29, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-208022) on Form S-8 of the Entity.

/s/ KPMG LLP

February 19, 2025
Montréal, Canada